[FRIED FRANK LETTERHEAD]



                                        Direct Line:  212.859.8167
                                        Fax:  212.859.8587
                                        schwero@ffhsj.com

                                        January 27, 2005

BY FACSIMILE

Douglas J. Babb
Executive Vice President, Chief Administrative and Legal Officer and Secretary
Beverly Enterprises, Inc.
One Thousand Beverly Way
Fort Smith, Arkansas 72919

Dear Mr. Babb:

     We are writing on behalf of our clients, Appaloosa Management L.P., Franklin Mutual Advisers, LLC and Formation Capital, LLC, to reiterate their desire to pursue a mutually beneficial, negotiated transaction with Beverly Enterprises, Inc. (the "Company") on the terms set forth in our clients' prior letters.

     As you know, our clients made a good faith proposal to the Company and indicated a willingness to raise their offer to reflect additional value revealed as a result of their due diligence. Despite having our clients' proposal for over four weeks, the Company has still not responded or indicated when it might respond. Rather than commencing discussions with our clients in pursuit of a value-maximizing transaction for your shareholders, the Company has accelerated the deadline for submission of the proposals and nominees in connection with the Company's 2005 annual meeting and adopted a poison pill, actions that appear designed to impede any transaction, including our clients'. Indeed, your January 21, 2005 announcement of the acceleration of the deadline for submission of the proposals and nominees was made two days after our clients sent a letter to your Chairman and CEO, at his request, setting out additional details with respect to their proposal. These actions by the Company - which we believe may violate Delaware law - and the Company's failure to engage in discussions have compelled our clients to begin to consider their alternatives, including proposing a slate of directors to the Company's stockholders at the Company's 2005 annual meeting.

     At the same time, our clients and their advisors remain prepared to discuss all aspects of their proposal with the Company and its advisors and immediately commence a due diligence review of the Company, with the goal of reaching a mutually satisfactory agreement with the Company as quickly as possible. We urge you or your advisors to contact Arnold M. Whitman, Chief Executive Officer of Formation Capital LLC, at (770) 754-9600 to discuss an appropriate process for achieving this goal.

     Our clients look forward to your prompt response.

                                             Very truly yours,

                                             /s/ Robert Schwenkel
                                             ---------------------------
                                             Robert C. Schwenkel